UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2020

Commission File Number: 1-15200

Equinor ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035 STAVANGER, NORWAY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K IS BEING FILED FOR THE PURPOSES OF INCORPORATION BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-221130) AND FORM S-8 (FILE NO. 333-168426). THIS REPORT SHALL BE DEEMED FILED AND INCORPORATED BY REFERENCE IN SUCH REGISTRATION STATEMENTS AND SHALL BE DEEMED TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Pricing Agreement, dated April 1, 2020 between Equinor ASA, Equinor Energy AS, and Barclays Capital Inc., BofA Securities, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC.
4.1	Form of 2.875% Fixed Rate Note due 2025 and Guarantee
4.2	Form of 3.000% Fixed Rate Note due 2027 and Guarantee
4.3	Form of 3.125% Fixed Rate Note due 2030 and Guarantee
4.4	Form of 3.625% Fixed Rate Note due 2040 and Guarantee
4.5	Form of 3.700% Fixed Rate Note due 2050 and Guarantee
4.6

Officer’s Certificate pursuant to Sections 102 and 301 of the Indenture dated as of April 15, 2009, as supplemented by the Supplemental Indenture No. 1, dated as of May 26, 2010, as further supplemented by the Supplemental Indenture No. 2, dated as of May 16, 2018, as further supplemented by the Supplemental Indenture No. 3, dated as of September 10, 2018 and as further supplemented by the Supplemental Indenture No. 4, dated as of November 18, 2019, by and among Equinor ASA, Equinor Energy AS and Deutsche Bank Trust Company Americas, as trustee.

5.1	Opinion of Legal Counsel of Equinor ASA and Equinor Energy AS, as to the validity of the Debt Securities of Equinor ASA and the Guarantees of Equinor Energy AS as to certain matters of Norwegian law.
5.2

Opinion of Sullivan & Cromwell LLP, U.S. legal advisors to Equinor ASA and Equinor Energy AS, as to the validity of the Debt Securities of Equinor ASA and the Guarantees of Equinor Energy AS as to certain matters of New York law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: April 6, 2020	/s/ Lars Christian Bacher
Lars Christian Bacher
Chief Financial Officer